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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Home State Holdings, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                   437368 10 3
                              ---------------------
                                 (CUSIP Number)

                           Nancy Hasley Corbett, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 1997
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 437368 10 3      13D                      PAGE  2    OF   11 PAGES
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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION   NO. OF ABOVE  PERSON

    Swiss Reinsurance America Corporation
    IRS Employer's Identification No: 13-1675535
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 2  CHECK THE APPROPRIATE  BOX IF A  MEMBER OF A GROUP*                   (a)[ ]
                                                                          (b)[ ]

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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS*

      WC
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2
    (d) or (e)                                                               [ ]
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
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                  7  SOLE VOTING  POWER

      NUMBER OF        700,000 shares of Common Stock
       SHARES     --------------------------------------------------------------
    BENEFICIALLY  8  SHARED VOTING POWER
      OWNED BY         0 shares of Common Stock
        EACH      --------------------------------------------------------------
      REPORTING   9  SOLE DISPOSITIVE POWER
       PERSON        700,000 shares of Common Stock
        WITH      --------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0 shares of Common Stock
--------------------------------------------------------------------------------
11  AGGREGATE  AMOUNT  BENEFICIALLY   OWNED BY EACH  REPORTING PERSON

                         700,000 shares of Common Stock
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12  CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES  CERTAIN  SHARES*[ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

                         11%**
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14  TYPE OF REPORTING PERSON*

                         IC, CO
--------------------------------------------------------------------------------

        *   SEE INSTRUCTIONS BEFORE FILLING OUT!

        ** Based on 5,660,000 shares of Common Stock outstanding as of April 14, 1997.


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CUSIP NO. 437368 10 3      13D                      PAGE  3    OF   11 PAGES
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         The statement on Schedule 13D filed with the Securities and Exchange
Commission (the "Commission") on October 11, 1996 (the "Initial Schedule 13D") by Swiss Reinsurance America Corporation (the "Reporting Person"), as amended on April 3, 1997 by Amendment No. 1 to the Schedule 13D ("Amendment No. 1"), is hereby amended by this Amendment No. 2 to the Schedule 13D (the Initial Schedule 13D, as amended, is hereinafter referred to as the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Initial Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and restated in its entirety by the following information:

         The Reporting Person has entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") dated October 4, 1996 (a copy of which is attached hereto as Exhibit A), by and among the Company, the Reporting Person and Reliance Insurance Company, a corporation organized under the laws of the State of Pennsylvania ("Reliance").

         Pursuant to the Securities Purchase Agreement, on October 4, 1996, the Reporting Person acquired for an aggregate cash purchase price of $5,000,000 (i) Class A Warrants (the "Warrants") evidenced by the Warrant Certificate attached hereto as Exhibit B entitling the Reporting Person to purchase an aggregate of 700,000 shares of Common Stock at an exercise price of $9.50 per share and (ii) 5,000 shares of Series A Cumulative Voting Preferred Stock, $0.01 par value (the "Preferred Stock"). In addition, the Reporting Person entered into certain reinsurance binders with the Company pursuant to which the Reporting Person will reinsure, in 1997, specified risks underwritten by the Company, all on the terms set forth in the reinsurance binders executed by the Company on September 27, 1996; and entered into an agreement with the Company pursuant to which the Reporting Person may provide reinsurance coverage to the Company in respect of years subsequent to 1997. The number of shares of the Company's Common Stock deliverable upon exercise of the Warrants, and the exercise price thereof, are subject to adjustment as provided in the Warrants.

         The funds required by the Reporting Person to pay the purchase price for the Warrants and the shares of Preferred Stock came from working capital of the Reporting Person available for investment.

Item 4.  Purpose of the Transaction

         Item 4 is hereby amended and restated in its entirety by the following information:

         The Warrants and shares of Preferred Stock were acquired by the Reporting Person for investment purposes and not with the purpose of changing control of the Company. The Reporting Person or its affiliates may from time to time make additional equity investments in the Company (whether through privately negotiated transactions, open market purchases or otherwise) or make other proposals with respect to the business and operations of the Company.

         In connection with, and as a condition to, the acquisition of the Warrants and the shares of Preferred Stock, the following agreements relating to or bearing upon such securities have been executed and delivered by the Reporting Person:

                  (a) A Stockholders' Agreement (the "Stockholders' Agreement") dated as of October 4, 1996 (a copy of which is attached hereto as Exhibit C) by and among the Company, the Reporting Person, Reliance, Herrick Partners, L.P., a Delaware limited partnership ("Herrick Partners"), Michael H.


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CUSIP NO. 437368 10 3      13D                      PAGE  4    OF   11 PAGES
         --------------                                  ----       ---

                  Monier ("Mr. Monier") and Edward D. Herrick ("Mr. Herrick") pursuant to which, among other things, (i) the Reporting Person has the right to designate an individual to serve as a Director of the Company for so long as its holds shares of Preferred Stock, (ii) each of the Reporting Person and Reliance has the right, upon the occurrence of a Redemption Default (as defined in the Stockholders' Agreement), to designate an individual to serve as a Director of the Company,
                  (iii) the parties to the Stockholders' Agreement have agreed to vote in favor of the election of any individual so designated by the Reporting Person and/or Reliance, and (iv) the parties have agreed to vote in favor of amending the Certificate of Incorporation of the Company (as contemplated in the Securities Purchase Agreement and as described below).

                  (b) A Registration Rights Agreement (the "Registration Rights Agreement") dated as of October 4, 1996 (a copy of which is attached hereto as Exhibit D) by and among the Company, the Reporting Person and Reliance, pursuant to which the Reporting Person and Reliance will be granted certain registration rights with respect to the shares of Common Stock obtainable upon conversion or exercise of the Warrants.

                  (c) A Management and Consulting Agreement (the "Consulting Agreement") dated October 4, 1996 (a copy of which is incorporated herein by reference as Exhibit H) between the Company and the Reporting Person, pursuant to which the Reporting Person has agreed to render certain management and consulting services to the Company in connection with the operation and conduct of the Company's and its subsidiaries' businesses.

                  (d) A letter agreement (the "Reinsurance Letter") dated October 4, 1996 (a copy of which is incorporated herein by reference as Exhibit I) between the Company, the Reporting Person and certain subsidiaries of the Company relating to certain reinsurance arrangements.

         In addition to the foregoing, Robert Abidor, a former executive of the Company and a holder of 8.55% of the Company's shares of Common Stock, has agreed, by letter agreement dated October 4, 1996 (a copy of which is attached hereto as Exhibit E) to vote his shares of Common Stock in favor of amending the Certificate of Incorporation as contemplated under the Securities Purchase Agreement (as described below).

         The Securities Purchase Agreement requires the Company to present at the next annual stockholders' meeting, for a vote by the stockholders, certain proposed amendments to the Certificate of Incorporation of the Company. Such amendments would facilitate the election of those Directors which may be designated by the Reporting Person and Reliance by, among other things, (i) providing for an increase in the size of the Board of Directors to not less than eight (8) nor more than ten (10) members,(ii) permitting class voting and (iii) permitting the removal of Directors without cause. The parties to the Stockholders' Agreement and Mr. Abidor have agreed to vote all of their respective shares in favor of the proposed amendments.

         Prior to the execution of the Securities Purchase Agreement, and as a condition to the closing thereunder, the Board of Directors of the Company amended its By-Laws to increase the size of the Board of Directors from seven
(7) to no less than eight (8) and to no more than ten (10), as set by resolution of the Board of Directors from time to time. Prior to the closing of the Reporting Person's purchase of the Warrants and shares of Preferred Stock, the Board of Directors fixed the size of the Board at nine (9). Upon the closing of the Reporting Person's purchase of the Warrants and shares of Preferred Stock, an individual designated by the Reporting Person was appointed by the Board of Directors to fill a vacancy on the Board of Directors.

         On April 29, 1997, the Company, the Reporting Person and Reliance entered into a letter agreement (the "Letter Agreement"; a copy of which is attached hereto as Exhibit J) relating to a default by the Company under the


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CUSIP NO. 437368 10 3      13D                      PAGE  5    OF   11 PAGES
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Securities Purchase Agreement. The aforementioned default resulted from the
Company's failure to maintain a ratio of "net written premiums" for the fiscal year ended December 31, 1996 to "statutory surplus" as of such fiscal year-end of less than 2.5:1.0 for the Company and its subsidiaries as required by
Section 8.13 of the Securities Purchase Agreement.

         Pursuant to the Letter Agreement, the Reporting Person and Reliance have agreed to waive the aforementioned default under the Securities Purchase Agreement. As a condition to the effectiveness of such waiver, the Board of Directors of the Company was required to appoint, and it has appointed, a committee (the "Committee") of four directors consisting of Robert Baylis, Henry Sopher, Edward D. Herrick and Michael Monier; Mr. Sopher serves as Chairman of the Committee. The Committee reports to the Board of Directors of the Company and is expressly empowered to pursue all strategic alternatives to improve the financial condition of the Company. The Letter Agreement supersedes the letter agreement entered into by the Company, the Reporting Person and Reliance on March 31, 1997 (a copy of which is attached hereto as Exhibit G).

         Under the Securities Purchase Agreement, the Reporting Person had the contractual right (the "Purchase Option") to acquire, for an aggregate cash purchase price of $5,000,000, (i) additional Class A Warrants entitling it to purchase an aggregate of 700,000 shares of Common Stock at an exercise price of $9.50 per share and (ii) 5,000 additional shares of Preferred Stock. The Reporting Person has elected not to exercise the Purchase Option, which expired on April 1, 1997.

         Except as described in this Item 4 and elsewhere in this Schedule 13D, neither the Reporting Person nor any of the persons named on Appendix A to Item 2 of this Schedule 13D has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Company

         Item 5 is hereby amended and restated in its entirety by the following information:

         (a) The Reporting Person directly owns (i) warrants to purchase 700,000 shares of the Company's Common Stock, and (ii) 5,000 shares of Preferred Stock of the Company. Such holdings enable the Reporting Person to directly control approximately 700,000 shares of the Company's Common Stock. Such holdings would constitute beneficial ownership of approximately 11% of the outstanding shares of the Company's Common Stock . The number of shares of Common Stock obtainable upon exercise in full of the Warrants is subject to adjustment as provided in the Warrants.

         The Reporting Person, Reliance, Mr. Herrick, Herrick Partners, Mr. Monier and the Company are each party to the Stockholders' Agreement. Within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"), the terms of the Stockholders' Agreement could be deemed to provide for an agreement among the parties to (i) act together for the purpose of voting equity securities of the Company and (ii) share the power to dispose


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CUSIP NO. 437368 10 3      13D                      PAGE  6    OF   11 PAGES
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of, or share the power to direct the disposition of, equity securities of the
Company. Accordingly, the parties thereto could be deemed to be members of a "group" and could be deemed to be beneficial owners of all of the securities held by such group. The Reporting Person denies the existence of such a group and disclaims beneficial ownership of the securities held by any person other than by the Reporting Person.

         (b) The number of shares of Common Stock as to which the Reporting Person may be deemed to (i) have sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition is set forth in the cover page and such information is incorporated herein by reference. With respect to the election of Directors pursuant to the Stockholders' Agreement, Reliance, Mr. Herrick, Herrick Partners and Mr. Monier have agreed to cast votes in favor of the designee of the Reporting Person.

         (c) Except as reported in Item 4 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person and persons named in Appendix A.

         (d)  Not Applicable.

         (e)  Not Applicable.

Item 7.  Material to be Filed as Exhibits

         Item 7 is hereby amended and supplemented by the following:

         Exhibit H -- Management and Consulting Agreement, dated October 4, 1996 between the Company and the Reporting Person

         Exhibit I -- Letter Agreement, dated October 4, 1996, between the
                      Company, the Reporting Person and certain subsidiaries of the Company

         Exhibit J -- Letter Agreement, dated April 29, 1997, among the Company, the Reporting Person and Reliance.


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CUSIP NO. 437368 10 3      13D                      PAGE  7    OF   11 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned, by its duly authorized officer, certifies that the information set forth in this statement is true, complete and correct.

                                                     SWISS REINSURANCE AMERICA
                                                     CORPORATION



Date: May 12, 1997                                   By: /s/ Thomas L. Forsyth
                                                        ----------------------
                                                         Thomas L. Forsyth
                                                         General Counsel


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CUSIP NO. 437368 10 3      13D                      PAGE  8    OF   11 PAGES
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                                  EXHIBIT INDEX



          EXHIBIT NO.                                 DESCRIPTION                               SEQUENTIALLY NUMBERED PAGE
          -----------                                 -----------                               --------------------------
           Exhibit A             Securities Purchase Agreement, dated as of October                         __
                                 4, 1996, by and among the Company, the Reporting
                                 Person and Reliance*

           Exhibit B             Form of Warrant Certificate issued to the Reporting                        __
                                 Person*

           Exhibit C             Stockholders' Agreement, dated as of October 4,                            __
                                 1996, by and among the Company, the Reporting
                                 Person, Reliance, Mr. Herrick, Herrick Partners and
                                 Mr. Monier*

           Exhibit D             Registration Rights Agreement, dated as of October                         __
                                 4, 1996, by and among the Company, the Reporting
                                 Person and Reliance*

           Exhibit E             Letter Agreement, dated October 4, 1996, executed                          __
                                 by Robert Abidor in favor of the Reporting Person
                                 and Reliance*

           Exhibit F             Letter Agreement, dated August 15, 1996, between                           __
                                 the Company and Isis Consulting, Inc.*

           Exhibit G             Letter Agreement, dated March 31, 1997, among the                          __
                                 Company, the Reporting Person and Reliance**

           Exhibit H             Management and Consulting Agreement, dated                                 __
                                 October 4, 1996, between the Company and the
                                 Reporting Person***

           Exhibit I             Letter Agreement, dated October 4, 1996, between                           __
                                 the Company, the Reporting Person  and certain
                                 subsidiaries of the Company***

           Exhibit J             Letter Agreement, dated April 29, 1997, among the                           9
                                 Company, the Reporting Person and Reliance****



*    Previously filed with the Initial Schedule 13D
**   Previously filed with Amendment No. 1
*** Incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission on April 16, 1997
**** Filed herewith


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